Filed by TRTL Holding Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Form S-4 File No. 333-279366

Subject Company:

TRTL Holding Corp.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 21, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208
Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

As previously disclosed by TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TRTL”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2024, on February 14, 2024, TRTL, One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL, OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (each of the foregoing subsidiary entities, together the “Merger Subs”) entered into an Amended and Restated Business Combination Agreement (as amended, the “Business Combination Agreement,” and all of the transactions contemplated by the Business Combination Agreement, including the issuance of securities thereunder, the “Business Combination”).

On May 13, 2024, Pubco publicly filed a Registration Statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and a prospectus in connection with the Business Combination, in connection with the proposed Business Combination, a copy of which is available free of charge on the SEC’s website, www.sec.gov.

Item 7.01 Regulation FD Disclosure.

On May 21, 2024, One Energy will be posting an updated corporate presentation on its website. A copy of this presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco has filed the Registration Statement. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco, and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Business Combination, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Business Combination (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Business Combination, financing transactions, if any, related to the Business Combination, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Business Combination disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Business Combination. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or Pubco, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TORTOISEECOFIN ACQUISITION CORP. III

Date: May 21, 2024	/s/ Vincent T. Cubbage
Vincent T. Cubbage Chief Executive Officer

Exhibit 99.1 ONE 1

DISCLAIMER (1 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS One Energy Enterprises Inc. (“One Energy” and referred to herein from time to time as “One Power”) has prepared this presentation. This Presentation contains information about a proposed business combination (the “Business Combination”) between One Energy and TortoiseEcofin Acquisition Corp. III (referred to as “TRTL”). The information contained herein does not purport to be all-inclusive and the information contained herein is preliminary and subject to change and such changes may be material. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation. Neither One Power nor TRTL provide any guarantees of any kind that the Business Combination will be consummated. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of One Power, TRTL or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. In connection with the proposed Business Combination, TRTL Holding Corp., a wholly owned subsidiary of TRTL, filed a registration statement on Form S-4 on May 13, 2024 (the “Registration Statement”) with the Securities Exchange Commission (the “SEC”) that includes a preliminary proxy statement to be distributed to shareholders of TRTL in connection with TRTL’s solicitation of proxies for the vote by its shareholders with respect to the Business Combination. TRTL may also file other documents with the SEC regarding the Business Combination, and prospective investors, before making any investment or voting decision, shareholders and other interested persons are advised to read, when available, the Registration Statement and preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with TRTL’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the Business Combination. shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: TortoiseEcofin Acquisition Corp III 195 US HWY 50 Suite 208 Zephyr Cove, NV 89448. The information set forth in this presentation has been prepared for informational purposes and should be read in conjunction with the Registration Statement. In addition, the information contained in this presentation is as of the date hereof, and One Power and TRTL have no obligation to update such information, including in the event that such information becomes inaccurate. The delivery of this presentation and the information contained herein shall not create any liability or obligation whatsoever for TRTL or One Power. No representations or warranties are made by One Power or TRTL or any of their affiliates as to the accuracy or completeness of any statements contained in this presentation or any additional materials. This presentation should not be considered as a recommendation by One Power or TRTL or any of their respective agents to acquire any securities or to enter into any transaction. This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect current views of One Power or TRTL with respect to, among other things, operations and financial performance. Forward-looking statements may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable” and similar terms and phrases in this presentation. All statements about the future are forward looking statements unless unambiguously noted otherwise. Forward-looking statements contained in this presentation are based on One Power’s current expectations and are subject to changes in circumstances and other risks and uncertainties. Given One Power's rapid growth and the significant impact of the proposed merger, the likelihood of discrepancies in these forward-looking statements is increased. One Power and TRTL cannot assure you that future developments affecting One Power or TRTL will be those that One Power or TRTL have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TRTL or One Power. Any forward-looking statement made by One Power or TRTL in this presentation speaks only as of the date of this presentation. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for One Power or TRTL to predict all of them. One Power may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions One Power may make. One Power and TRTL undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. 2

DISCLAIMER (2 of 2) PLEASE TAKE THE TIME TO READ THESE IMPORTANT DISCLAIMERS, WARNINGS, AND CLARIFICATIONS There are numerous risks that could cause statements made in this presentation or in the Registration Statement that could affect One Power. Risk Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Merger Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the shareholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy's business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Merger Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on NYSE, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of the Combined Company after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xiii) the potential inability of One Energy to achieve its business and growth plans, (xiv) the ability of One Energy to enforce its current material contracts or to secure long- term or other committed contracts with new or existing customers on terms favorable to One Energy, (xv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (xvi) the risk that One Energy experiences difficulties in managing its growth and expanding operations; (xvii) the risk of our cyber security measures being unable to prevent hacking or disruption to our customers; and (xviii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” sections of the Registration Statement, of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, and other documents filed or to be filed by TRTL from time to time with the SEC. The presentation also includes industry and market data from third-party sources, which One Power believes to be reliable but which neither One Power, not TRTL, nor any other party has not independently verified. You are cautioned not to give undue weight to such industry and market data. Trademarks, trade names, and service marks mentioned in the presentation are owned by One Energy, One Power, or another entity, and their use does not imply endorsement or sponsorship. Specific trademarks referenced here for clarity include Wind For Industry®, ManagedHV®, Megawatt Hubs , and One Power Company . This presentation may also contain trademarks, trade names and service marks of other parties, and the One Power does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of the One Power by, these other parties. Non-GAAP Financial Measures The KPIs shown in this presentation are non-GAAP metrics. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative financial statements prepared in accordance with GAAP. Participants in the Solicitation TRTL and One Energy and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading, in addition to the information contained in the Registration Statement, TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of shareholders generally, is set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above. To better understand ONE, TRTL, and the Business Combination please read the most recent filed copy of the Registration Statement, which is now available at https://www.sec.gov/edgar/browse/?CIK=2011562 and clicking on the link for the most recent filed copy. 3

WE BUILD, OWN, & OPERATE BEHIND-THE-METER INDUSTRIAL POWER SOLUTIONS Whirlpool Helps power ONE corporate Ball Corp. Makes FINDLAY, OHIO dishwasher plant Whirlpool office aluminum cans We own / have options on a lot of this land too. We are using it to expand the Whirlpool project. Data center ready here Helps power Ball These same transformers can be used to power electric truck chargers. We own all of this land The first fully digital substation in the U.S. 30MW currently energized. Designed for a 150MW at peak. Utility 138kV line (The utility really set a wooden pole for us) Customer-first, industrial-focused, behind-the-meter power solutions are transforming the grid. 4

WE BELIEVE OUR MISSION MATTERS One Power develops, builds, owns, and operates on-site power solutions for large industrial power users. Three of One Power’s Wind for Industry projects - Findlay, OH. We help established and emerging industrial customers solve big power problems. “Customer-first, industrial-focused, behind-the-meter power solutions are changing everything you thought you knew about the grid.” 5

THE POWER GRID IS ARCHAIC (the macro problem) st We want to change how the power grid works for the 21 century. UTILITY 1.0 75 years and counting The future $ $ $ $ $ $ $ One Power Customer $ Make the power hundreds of miles away at aging plants - then move it through a congested, inefficient, Make the power where you need it antiquated, transmission and distribution system We believe the power grid is fundamentally, and America’s archaic and failing centralized power grid is permanently changing from a centralized utility- unlikely to survive the added stress of electrification controlled grid to a decentralized customer- controlled grid 6

INDUSTRIALS NEED AN UPGRADE (the micro problem) Industrial consumers are leading a power revolution. Emerging Industrials are Established Industrials Starting a Goldrush to find Demand Solutions power • Significant energy rate risk and no good way to • Need large amounts of power, as soon as mitigate energy risk past 3-4 years possible • No established method to control historically• Do not have large power / high voltage expertise rising rates • Power contributes up to 85% of their operating • Have significant Risk To Business (RTB) with existing costs power equipment - often built with the • Typically lack the experience and resources to original factory work through utility bottlenecks • Have ESG goals and price of carbon metrics • Need sophisticated, rapidly deployed, highly • Have limited capital to allocate to the problem adaptable power infrastructure • Don’t want to bet their business on the grid’s archaic infrastructure Bad infrastructure is a risk-to-business problem, and energy rates are a risk-to-profit problem. 7

ONE POWER HAS A PROVEN HISTORY OF DELIVERING NEW SOLUTIONS One Power is consistently innovating and continually delivering new, value-added solutions to meet our industrial customer’s power needs. Net Zero Projects | 2024 One Power is building its first two Net Zero Projects right now. Megawatt Hubs | 2023 One Power is building the framework that will power energy-intensive industries of the future. Digital Substations | 2023 One Power designed, built, and commissioned the first fully digital, plug-and-play, substation in the U.S. Analytics | 2021 One Power is providing experts as a service to support our customer’s energy needs. ® ManagedHV | 2018 One Power is modernizing aging industrial power systems with state-of-the-art digital systems. ® Wind for Industry | 2011 One Power is now the largest installer and operator of behind-the-meter wind energy in the U.S. Building Utility 2.0 While others are just talking about it. 8

OUR INDUSTRIAL CUSTOMERS ARE LARGE AND CONCENTRATED USERS One Power’s solutions are focused on industrials because that is where the power is Industrial power is a HUGE, CONCENTRATED, sophisticated market opportunity There are 53,000 industrial facilities in the United States In the U.S., these industrial facilities represent 0.6% 26% $58 billion of the total users of the total power consumption in electricity sales annually OE Market Study 2020 “Steel, concrete, chemicals, vehicles — nearly all industry in the United States relies on fossil fuels. And all that manufacturing is directly responsible for a quarter of U.S. greenhouse gas emissions, excluding emissions from the electricity purchased by industry. We won’t have a shot at solving climate change unless we transform how we produce nearly everything in our economy. But switching industrial processes to run on clean electricity — electrification — could increase annual electricity demand by 6,000 to 10,000 terrawatt-hours. That’s more than our total national demand (4,300 TWh) and more than switching all cars to electric vehicles (2,000 TWhs). So how can we meet climate goals without breaking the grid?” - Utility Dive, May 31, 2023 9

WE WORK HARD TO EARN THE TRUST OF WORLD-CLASS COMPANIES Established industrials are taking back the power grid Existing One Power Customers [Repeat Customers] Emerging industrials are creating a goldrush for new power Data Digital Indoor Electric Semi Whatever Centers Currency Mining Farming Charging Is Next How We Typically Sell Projects to Industrials: 1. We offer competitive 20-year fixed rates that are competitive with your current rate 2. Our solutions can provide clean, zero-carbon energy covering 15-100% of your energy needs 3. Simplify your process with just one contract to sign — we take care of the rest 4. We cover all CAPEX and OPEX costs associated with the project 5. Your project sits on our balance sheet and will not be a lease on yours 6. Consider upgrading your high-voltage system simultaneously for enhanced efficiency 7. Our highly trained, safety-conscious, professional crews handle project construction 8. …………Yes, we can look at your other facilities as well 10

OUR POWER SOLUTIONS HAVE BEEN ADAPTED TO INDUSTRIALS’ NEEDS Existing Industrials Emerging Industrials Wind For Industry ManagedHV Net Zero Projects Megawatt Hubs Behind-the-meter, megawatt Modern, standardized, plug- Full-solution behind-the-meter SPEC Power. Ready-to-move-in scale, wind generation. and-play digital power projects that include wind, energized sites, a lot of land, infrastructure. solar, infrastructure upgrades, and transmission-scale power. and anything else the We know where the power is customer’s power system and are already securing needs. access to it. Long-term take-or-pay agreements (typically, 20 years) 30MW – 150MW capacity Short-term contracts Financed with non-recourse low-cost senior debt (1-5 years) Typically, 60% debt, 30% tax credits, 10% equity Constructed on balance sheet Typically, $4-50MM in CAPEX per site 2–4-year return of invested capital targets Targeting low, double-digit, unlevered returns We deliver in-the-money solutions to industrial energy users. Many of our projects qualify for 30% investment tax credits. 11

WE BUILT A HIGHLY EXPERIENCED BOARD AND LEADERSHIP TEAM Founder An Experienced Existing Board In Place Since 2022 Don Templin Thomas Spang Jon Wellinghoff Tom Lause Jereme Kent CFO, VOYA Financial CEO, Advanced Power FERC VP, Treasury and Tax, One Power Founder, President, CFO, Marathon Chairman (Past) Cooper Tire & CEO, Chairman Petroleum (Ret) Rubber Co. (Ret) The Executive Leadership Team that Helped Build One Power Katie Treadway, ESQ Tom Russell, CPA, FPAC SVP, Head of Regulatory Chief Financial Officer Affairs, General Counsel Joined in 2024 Joined in 2015 Jessica Grosso, MS Chelsea Bumb, PE SVP, Head of Project SVP, Head of Construction Planning & Technology Joined in 2011 Joined in 2011 Anne Bain, CPA Rich Bohon, MS VP, Head of Accounting VP, Head of Analytics Joined in 2018 Joined in 2021 12

A FULL-SERVICE PARTNER THAT PROVIDES COMPLETE LONG-TERM SOLUTIONS Simple No Upfront Contracts Investment Our customers choose to work Technical with us for the In-House Expertise Construction next 20 years Multiple Long Term Technologies Partnerships 2 AM Customer Dependability Service We plan to continue being a market leader by providing complete solutions. 13 13

VERTICAL INTEGRATION HELPS US CREATE A LASTING COMPETITIVE ADVANTAGE We strive to Design One and Build Many (D1BM). We believe D1BM projects are better, faster, cheaper, safer, and more resilient. Vertical Integration: We can think, act, and optimize across projects, across project life cycles, and across our customers. When WE make promises – WE keep them. • Development • Engineering • Procurement • Construction • Operations • Finance • Analytics If our customers don’t trust us at 2 AM, we can’t replace their utility. 14 14

WE FOCUS ON THE HEARTLAND BECAUSE THAT’S WHERE INDUSTRY IS Map of Manufacturing Employment Concentration Company Provided Map from U.S. Bureau of Labor Statistics, 2021 data Map of Estimated Average Daily Volumes for Trucks on National Highways U.S. Department of Transportation We believe that manufacturing concentration and truck volume are indicators of 15 15 where existing load is and where new load through electrification will be.

WE BELIEVE THE FUTURE IS RAPID GROWTH It took us 14 years to build a segment-creating business model, prove it worked, build an efficient capital structure, earn a reputation with repeat customers, and build scalable processes and systems. Now, the incentives, the macro forces, and the micro forces have aligned. We believe that when we unlock public capital, we will be well- positioned for rapid growth for the foreseeable future. Rapid Growth Access to Public Capital Macro Repeat Stable Forces Customers Incentives Prove Prove Access to Access to Tax the Model the Results Senior Debt Incentive Capital We built a process We have We are creating We have strong and team structure tremendous land our own demand new customer that expect to and expand with emerging demand. scale well. opportunity. industrials. 16 16

WE ARE IN THE LATE STAGES OF THE BUSINESS COMBINATION PROCESS Q3 TRTL ONE May- June 2024 May 2024 2024 Feb 2024 Aug 2023 S-4 Jul Introductory Filed S4 Effective 2021 Roadshow (Target) Filed S4 Publicly Confidentially BCA Announced SPAC IPO TortoiseEcofin Acquisition Corp. III NYSE: “TRTL” NYSE: “ONE” 17 17

WE CREATED A SHAREHOLDER-CENTRIC DEAL STRUCTURE Significant CSR contribution from One Power CEO 1 (5.5MM of the CEO’s personal shares, in a 24-month, $12.00 trigger CSR) One Power CEO is taking a 3-year share lockup 2 (With no early-release triggers) Significant sponsor earnout 3 (500,000 founder shares subject to earnout with 24-month, $12.00 trigger) One Power CEO will remain an “at will” employee 4 (CEO fully intends to serve as CEO for the foreseeable future) 5 One Power Board is taking a 2-year share lockup $50MM company earnout to align management 6 (2.5MM shares at $12.50 and 2.5MM shares at $15.00) Sponsor taking 2-year share lockup 7 (With an early release trigger at $15.00 ) 100% existing common equity rollover 8 9 Sponsor will forfeit 5,893,333 private placement warrants 5.5 Million CSR Shares vs. 15.5 Million Public Trust Shares (As of April 24) 18 18

WE ARE SHARING LONG-TERM KPIS TO HELP THE MARKET UNDERSTAND OUR GROWTH 20-YEAR KPIs – As of August 2023 20-COP 20-CR 20-Year Contracted Revenue 20-Year Contracted Operating Profit $514MM $337MM Represents the 20-year cumulative metrics. Point-In-Time Metrics – 5/20/2024 MW-GEN MW-CONST MW-HUB Megawatts of Generation Megawatts of Generation Megawatts of Load Served Operational in Construction by our MW Hubs 36 MW 48.6 MW 7 MW We plan to share long-term metrics to enable transparency as we grow. The long-term KPIs are forward-looking estimates based on the KPI Methodology disclosed in detail in the Registration Statement. Please see the “Information About One Energy” section and the “Risk Factors” section of Registration Statement filed with the SEC. 19 19 Point-In-Time metrics reflect projects that recently began operating.

WE BELIEVE THAT DOING BETTER NOW IS MORE IMPORTANT THAN PROMISING TO BE PERFECT LATER Decarbonizing our economy starts with doing better, not pretending to be perfect. If every industrial just did better, instead of talking about being perfect, the world would be cleaner. As of 2023, Our projects have produced: 726,322,095 kWH In their respective first 20-years, we estimate they will produce: 2,391,144,000 kWH That equals approximately: 1,670,000 mtCO equivalent 2 We are helping industrials reduce their scope 2 emissions, in some cases, by up to 100% in a single project. There is nothing virtual about our projects – clean energy is made and used at the same site. 20 20

WE BUILT ONE POWER TO BE SUSTAINABLE – TO LAST FOR GENERATIONS

ONE POWER'S BUSINESS ADDRESSES 10 OF THE U.N. SUSTAINABLE DEVELOPMENT GOALS

SUSTAINABLE DEVELOPMENT GOALS

Goal 3: Good Health & Well-Being

- One Power promotes healthy communities by decarbonizing industrial facilities.
- One Power promotes and encourages employee health by providing robust health & wellness benefits.

Goal 4: Quality Education

- One Power actively creates and shares original STEM education content for students.
- Each One Power turbine represents a $5,000 scholarship awarded annually to local high school students getting 2- or 4- year STEM degrees.
- One Power promotes in-house training and education opportunities.

Goal 5: Gender Equality

- One Power has no gender pay gap.
- One Power has a majority female leadership team.
- One Power has broad gender diversity in all roles.

Goal 7: Affordable and Clean Energy

- One Power builds wind turbines, a source of clean, renewable energy.
- One Power uses those wind turbines to power factories.
- One Power locks in 20-year flat rates that do not increase for our customers.

Goal 8: Decent Work & Economic Growth

- One Power is primarily a STEM and green-job employer.
- One Power offers attractive pay and benefits for all roles.

Goal 9: Industry, Innovation and Infrastructure

- One Power is cleaning up some of the "dirtiest" industrial facilities in the U.S.
- One Power is building new on-site electrical distribution systems for industrial facilities that are designed to last 30+ years and enable adoption.
- One Power builds modern, digital, private power infrastructure.

Goal 10: Reduced Inequality

- One Power is based in Allen Township in Hancock County, Ohio, just outside of the city of Findlay, OH.
- One Power's primary operating area is rural America.
- By creating high-quality jobs and investing in rural industry, we are helping decrease the inequality gap with large, highly populated cities.

Goal 11: Sustainable Cities and Communities

- One Power enables industrial facilities to decarbonize.
- One Power has shown that large-scale clean energy can integrate into manufacturing communities to create a Green Campus facility.

Goal 13: Climate Action

- One Power decarbonizes industrial manufacturing facilities.
- One Power builds systems that enable fully electrified plants

Goal 15: Life on Land

- One Power can, and has, developed Wind for Industry® projects on brownfields, repurposing "bad land" for good use.

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WE WANT YOU TO HAVE FOUR KEY TAKEAWAYS Established industrials are taking back the power grid; emerging industrials 01 are creating a modern goldrush for new power; and One Power is uniquely positioned to help them both. One Power’s vertical integration, lifecycle-thinking, and “2 AM 02 dependability” creates a significant value proposition and robust competitive moat. One Power is already building these projects and they are already delivering value to established and emerging industrials today. Many are 03 expected to deliver for 20+ years. The TRTL-ONE merger structure is a “shareholder-first structure” with market leading alignment mechanisms from company leadership and SPAC 04 partner. 22 22

OUR SPAC PARTNER

TortoiseEcofin Acquisition Corp. III (NYSE: TRTL)

TortoiseEcofin Acquisition Corp. III

SPAC Summary (Post 4/22/2024 Extension)	
Ticker	NYSE: TRTL
Size	$168MM 15.5MM shares
Warrants	~8.6MM public warrants ~1.0MM private warrants (~5.9MM private warrants canceled)
Unit Structure (at IPO)	Each unit consists of: 1 share and ¼ of a warrant
Sponsor	Hennessy Capital Growth Partners
Target Industry	Energy Transition & Technology

TRTL has been focused on the broad energy transition or sustainability arena, targeting industries that create a positive environmental impact and exhibit strong ESG attributes

Deep Management Expertise



Vincent T. Cubbage – CEO & Chairman

- Co-Founder of three SPACs including TRTL
- 27 years of CEO, Board, M&A & Investment Banking



Stephen Pang – President & CFO

- Co-Founder three SPACs including TRTL
- Current Portfolio Manager & Prior Investment Banking

Hennessy Capital Growth Partners

Hennessy Capital Growth Partners (HCGP).

HCGP has over 10 years of successful PE investing.

HCGP sponsor shares are locked up for 2 years.

Deal Structured For Success

- Sponsor interest acquired by HCGP in July 2023
- Align sponsor / shareholder interests in volatile market by ensuring TRTL management, directors, and sponsor will all take a 2-year lockup
- Addition of Hennessy to the team adds a seasoned sponsor and SPAC market veterans to drive success

HENNESSY CAPITAL 10 YEARS





Thomas Hennessy – Managing Partner &
Joe Beck – Managing Partner

- Invested in numerous privately-held companies at HCGP
- Proven SPAC Sponsor
- Invested in numerous sustainable industrial technology companies

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SOME PICTURES Because what we do is awesome. 24

FIRST MEGAWATT HUB - FINDLAY, OH FINAL STAGES OF CONSTRUCTION 25 25

FIRST FULLY DIGITAL SUBSTATION – FINDLAY, OH COMMISSIONING 26 26

DIGITAL SUBSTATION INSIDE LOOK 27 27

MARTIN MARIETTA’S MAGNESIA PLANT – WOODVILLE, OH ROTOR FLY 28 28

NO TOUCH CABLE INSTALLATION – FINDLAY, OH 29 29

HOLCIM CEMENT FACILITY – PAULDING, OH PARTIALLY POWERED BY 4.5 MW OF WIND 30 30

WHIRLPOOL’S KITCHENAID PLANT – GREENVILLE, OH PARTIALLY POWERED BY 4.5 MW OF WIND 31 31

MARTIN MARIETTA’S MAGNESIA PLANT – WOODVILLE, OH PARTIALLY POWERED BY 4.5 MW OF WIND THIS IS INDUSTRIAL DECARBONIZATION 32 32

One Power's North Findlay Wind Campus - Findlay, OH
May 9, 2023
One Power HQ

Introduction to ONE Presentation

One Power Enterprises Inc.
www.onepower.com

ONE POWER COMPANY
BUILDING UTILITY 2.0

Jereme Kent
jeremekent@oneenergyllc.com

Tom Russell
tom@oneenergyllc.com

(Available on Bloomberg IB)

TortoiseEcofin Acquisition Corp. III
www.trtlspac.com

Contacts

C & CO COHEN & COMPANY CAPITAL MARKETS

Brandon Sun
612-501-0648
bsun@cohencm.com

Jerry Serowik
646-208-7575
jserowik@cohencm.com

ICR STRATEGIC COMMUNICATIONS & ADVISORY

Investor &
Media Inquiries
OnePower@icrinc.com

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